

Mail Stop 3628

February 4, 2010

<u>Via Facsimile and U.S. Mail</u>

George M.L. LaBranche, IV
Chairman, Chief Executive Officer and President
LaBranche & Co Inc.
33 Whitehall Street
New York, NY 10004

> **Re: LaBranche & Co Inc.**
> **Schedule TO-I**
> **Filed January 29, 2010**
> **File No. 005-56767**

Dear Mr. LaBranche:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-I</u>

<u>General</u>

1. We note that you are offering to purchase 29.1% of the total number of shares outstanding, and that currently, your officers, directors and major shareholders collectively own 29%. Further, although the offer is conditioned on your determination that there is not a reasonable likelihood of causing a going private effect, we note that this condition is waivable. In addition, we note that on page 6

you state that if all 15 million shares are repurchased in the tender offer, you may repurchase up to an additional $31 million of common stock under your share repurchase program. Please advise us, with a view toward revised disclosure, why this tender offer is not the first step in a series of transactions intended or reasonably likely to take LaBranche private within the meaning of Exchange Act Rule 13e-3. Refer to Q&A No. 4 in SEC Release 34-17719 (April 13, 1981).

Offer to Purchase

Summary Term Sheet, page 1

When will the Company pay for the shares I tender, page 5

2. We note that you do not expect to announce the results of proration and begin payment until up to five business days after the expiration date of the offer. Please tell us how this payment schedule complies with the requirement to pay promptly under Rule 14e-1(c). See Exchange Act Release 43069 at section II. D. (July 24, 2000).

Conditional Tender of Shares, page 20

3. We note that conditional tenders may be rejected at your sole discretion. Please revise to comply with Rule 13e-4(f)(3)(ii) and describe in more detail the procedures and manner of acceptance for conditional tenders. Refer to Item 1004(a)(1)(vii) and (viii) of Regulation M-A. If applicable, please also revise the letter of transmittal.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Michael J. Aiello
        Weil, Gotshal & Manges LLP